UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1 )*

                       SafeGuard Health Enterprises, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    786444109
                                 (CUSIP Number)


                                 James Gallagher
                         Manulife Financial Corporation
                          73 Tremont Street, Suite 1300
                        Boston, Massachusetts 02108-3915
                                 (617) 854-8614

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 28, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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-------------------                                                                               ------------------
CUSIP No. 786444109                                   13D                                         Page 2 of 19 Pages
-------------------                                                                               ------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Manulife Financial Corporation
            I.R.S. No.

----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a) |_|
                                                                                                           (b) |_|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY



----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            OO

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|



----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Canada

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    0

----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            None, except through its wholly-owned subsidiary, John Hancock Life Insurance Company

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            See response in Row 11

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            HC
----------- --------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------                                                                               ------------------
CUSIP No. 786444109                                   13D                                         Page 3 of 19 Pages
-------------------                                                                               ------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Hancock Financial Services, Inc.
            I.R.S. No. 04-3483032

----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                          (b) |_|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY



----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            OO

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|



----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    0

----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            None, except through its wholly-owned subsidiary, John Hancock Life Insurance Company

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            See response in Row 11

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            HC
----------- --------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


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-------------------                                                                               ------------------
CUSIP No. 786444109                                   13D                                         Page 4 of 19 Pages
-------------------                                                                               ------------------

----------- --------------------------------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John Hancock Life Insurance Company
            I.R.S. No. 04-1414660

----------- --------------------------------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                          (b) |_|

----------- --------------------------------------------------------------------------------------------------------
3           SEC USE ONLY



----------- --------------------------------------------------------------------------------------------------------
4           SOURCE OF FUNDS*


            OO

----------- --------------------------------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            |_|



----------- --------------------------------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Massachusetts

------------------------- --------- --------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  16,472,528
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH

------------------------- --------- --------------------------------------------------------------------------------
                          8         SHARED VOTING POWER


                                    0

------------------------- --------- --------------------------------------------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    16,472,528

------------------------- --------- --------------------------------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    0

----------- --------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            16,472,528

----------- --------------------------------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



----------- --------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            69.7%

----------- --------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            IC, IA
----------- --------------------------------------------------------------------------------------------------------
                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 786444109                  13D                      Page 5 of 19 Pages
-------------------                                           ------------------

Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value ("Shares"), of SafeGuard Health Enterprises, Inc., a Delaware corporation ("SafeGuard"), with principal executive offices at 95
Enterprise, Aliso Viejo, California 92656.

Item 2.  Identify and background.

         This amendment to Schedule 13D ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, filed on February 16, 2001, by John
Hancock Financial Services, Inc. and John Hancock Life Insurance Company, by reason of a merger effected on April 28, 2004. Except as herein supplemented or amended, all other information in the Schedule 13D is as set forth therein.

         The persons filing this statement are Manulife Financial Services, Inc., a Canadian corporation ("MFC"), its direct, wholly-owned subsidiary, John
Hancock Financial Services, Inc., a Delaware corporation ("JHF"), and JHF's direct, wholly-owned subsidiary, John Hancock Life Insurance Company, a
Massachusetts corporation ("JHLICO"), and together with JHF and MFC, the "Reporting Persons").

         On April 28, 2004, MFC became the sole shareholder of JHF.

     MFC's principal business is financial services; JHF's principal business is financial services and JHLICO's principal business is life insurance. The principal office and business address for MFC is located at 200 Bloor Street
East,  NT-10,  Toronto,  Ontario  M4W 1E5;  JHF and JHLICO  are  located at John
Hancock Place, P.O. Box 111, Boston, MA 02117.

         The name, residence or business address and principal occupation or employment of each of the executive officers and directors of MFC, JHF and JHLICO are set forth in Attachment A, B and C, respectively. Neither the Reporting Persons nor any such person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of funds or other consideration.

     In connection with a restructuring of SafeGuard's debt in 2000, SafeGuard issued shares of its Series B Preferred Stock and shares of its Series D
Preferred Stock (collectively, the "Preferred Stock") to JHLICO and its subsidiaries. Each share of Preferred Stock is convertible at any time into Common Stock and, accordingly, the acquisition of the Preferred Stock may be deemed to be the acquisition of beneficial ownership of the Shares into which it may be converted. The conversion rate is currently one Share for each share of Preferred Stock.

-------------------                                           ------------------
CUSIP No. 786444109                  13D                      Page 6 of 19 Pages
-------------------                                           ------------------


     In October  2003,  JHLICO and its  subsidiaries  acquired  $5,000,000 of 6%
Convertible Notes from SafeGuard (the "Notes"). The Notes are convertible at the election of the holder into one Share for each $1.75 in principal amount, an aggregate of 2,857,143 Shares.

         On April 28, 2004, JHFS became a wholly-owned subsidiary of Manulife, as a result of which Manulife became the ultimate beneficial owner of the SafeGuard securities held by JHLICO and its subsidiaries.

 Item 4.  Purpose of transaction.

         The transactions requiring the filing of this statement are described in Item 3 above. The transactions were entered into principally for investment purposes. In connection with such transactions, Stephen J. Blewitt, a Managing
Director of the Bond and Corporate Finance Group of JHLICO, was elected to SafeGuard's Board of Directors as the director elected by SafeGuard's Series B, C and D Preferred Stock. Pursuant to the Agreement Among Shareholders described in Item 6, JHLICO has agreed to vote to amend SafeGuard's Certificate of Incorporation to increase the authorized Shares in order to have sufficient
Shares authorized and unissued reserved for issuance upon conversion of various convertible securities of SafeGuard.

         The Reporting Persons may make purchases of Shares, in the open market or in private transactions, depending on their analysis of SafeGuard's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to the Reporting Persons, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. The Reporting Persons intend to closely monitor their investment and may from time take advantage of opportunities presented to them.
They may in the future also formulate plans or proposals regarding SafeGuard, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon the Reporting Persons' continuing review of their investments and various other factors, including those mentioned above, the Reporting Persons may (subject to any applicable securities laws and subject to the Agreement Among Stockholders dated January 31, 2001, described in Item 6) decide to convert all or any part of the Preferred Stock and/or Notes and/or sell all or any part of the Preferred Stock or Notes or the Shares received upon conversion, although they have no current plans to do so.

     SafeGuard has filed documents with the SEC in connection with a proposed going-private transaction that would use a reverse stock split to reduce the number of shareholders of SafeGuard, result in the delisting of the Shares and would permit SafeGuard to discontinue its SEC reporting obligations. It is expected that the going-private transaction would slightly increase the percentage ownership of the Reporting Persons.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would be related to or result in:

         (a) The acquisition by any person of additional securities of SafeGuard, or the disposition of securities of SafeGuard;

-------------------                                           ------------------
CUSIP No. 786444109                  13D                      Page 7 of 19 Pages
-------------------                                           ------------------


         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SafeGuard or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of SafeGuard or any of its subsidiaries;

         (d) Any change in the present board of directors or management of SafeGuard, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of SafeGuard;

         (f) Any other material change in SafeGuard's business or corporate structure;

         (g) Changes in SafeGuard's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SafeGuard by any person;

         (h) Causing a class of securities of SafeGuard to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of SafeGuard becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) JHLICO has beneficial ownership of 16,472,528 Shares through beneficial ownership of Series B Preferred Stock, Series D Preferred Stock and
Notes. Based upon the 4,737,498 Shares the Reporting Persons understand to be presently outstanding, this beneficial ownership would constitute approximately 69.7% of the Shares, assuming conversion of the Preferred Stock and Notes beneficially owned by the Reporting Persons into 16,472,528 Shares and no conversion or exercise of securities held by any other person. JHLICO has sole power to vote or to direct the disposition of all such Preferred Stock and Shares and to direct the disposition of the Notes.

     3,015,385 shares of Series B Preferred Stock, 8,292,307 shares of Series D
Preferred Stock and Notes convertible into 2,372,881 Shares are owned by JHLICO;
492,308  shares  of Series B  Preferred  Stock,  1,353,846  shares of Series D
Preferred Stock and Notes convertible into 96,853 Shares are owned by JHLICO's direct wholly-owned subsidiary John Hancock Variable Life Insurance Company
("JHVLICO"),  and 123,077 shares of Series B Preferred Stock,  338,462 shares of
Series D Preferred Stock and Notes  convertible into 387,409 Shares are owned by
JHVLICO's  direct  wholly-owned  subsidiary  Investors  Partner  Life  Insurance
Company ("Partners").

         Manulife and JHF may be deemed the beneficial owner of Shares beneficially owned by JHLICO, JHVLICO and Partners.

-------------------                                           ------------------
CUSIP No. 786444109                  13D                      Page 8 of 19 Pages
-------------------                                           ------------------


         (b) Other than as may be described in Item 3, no transactions in Shares have been effected during the past sixty days by the Reporting Persons.

         (c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         In connection with the transactions described in Item 3, JHLICO, JHVLICO and Partners entered into a Registration Rights Agreement with SafeGuard and certain other stockholders and an Agreement Among Stockholders with certain other stockholders of SafeGuard. The descriptions below of these agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 2 and 3 to this Schedule.


         Pursuant to the Registration Rights Agreement, SafeGuard has granted certain "piggyback" registration rights to the shareholders which are party to the agreement. The shareholders participating in any such registration statement have agreed not to effect any other public sale or distribution of the securities being registered or a similar SafeGuard security or any security exchangeable or exercisable for such securities during the ten days prior to, and during the 90-day period beginning on, the effective date of such registration statement, if and to the extent requested by SafeGuard or the underwriters of the offering. The parties to the agreement also have agreed to agree on the same terms applicable to officers and directors of SafeGuard not to effect any other public sale or distribution of the securities offered in an underwritten public offering or an offering pursuant to Rule 144A or a similar
SafeGuard security or any security exchangeable or exercisable for such securities during the ten days prior to, and during the 90-day period beginning on, the date of the final prospectus included in the registration statement or of the offering memorandum used in connection with such offering.


         Pursuant to the Agreement Among Shareholders, the parties thereto agreed that they would not transfer, assign, convey, pledge or otherwise encumber any shares except subject to and bound by the provisions of the agreement. The parties agreed to vote to amend SafeGuard's Certificate of Incorporation to increase the number of authorized Shares to 40 million or more in order to have sufficient authorized and unissued Shares reserved for issuance upon the conversion of preferred stock issued by SafeGuard. The parties also agreed to vote as necessary to maintain the size of the SafeGuard Board of Directors at seven and to cause Stephen J. Blewitt to be elected to the Board of Directors as the director elected by the Series B, C and D Preferred Stock. The agreement also grants certain "drag-along" rights to CAI Partners and Company
II, L.P., CAI Capital Partners and Company II, L.P. and Jack R. Anderson in the event of a proposed sale of all of SafeGuard's outstanding capital stock.

-------------------                                           ------------------
CUSIP No. 786444109                  13D                      Page 9 of 19 Pages
-------------------                                           ------------------



Item 7.  Material to be filed as exhibits.

         The following documents are filed as exhibits to this statement:

         (a)   Joint Filing Agreement

         (b)   Registration Rights Agreement (incorporated by reference to
               Exhibit 4.3 to SafeGuard's Report on Form 8-K filed with the SEC on March 6, 2001)

         (c)   Agreement Among Stockholders (incorporated by reference to
               Exhibit 4.2to SafeGuard's Report on Form 8-K filed with the
               SEC on March 6, 2001)

-------------------                                          -------------------
CUSIP No. 786444109                  13D                     Page 10 of 19 Pages
-------------------                                          -------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

May 7, 2004




                    Manulife Financial Corporation


                    By: /s/Wayne A. Budd
                        ----------------------------------------
                        Name:   Wayne A. Budd
                        Title:  Senior Executive Vice President


                    John Hancock Financial Services, Inc.


                    By: /s/Wayne A. Budd
                        ----------------------------------------
                        Name:   Wayne A. Budd
                        Title:  Senior Executive Vice President and
                                General Counsel


                    John Hancock Life Insurance Company


                    By: /s/Wayne A. Budd
                        ----------------------------------------
                        Name:   Wayne A. Budd
                        Title:  Senior Executive Vice President and
                                General Counsel

-------------------                                          -------------------
CUSIP No. 786444109                  13D                     Page 11 of 19 Pages
-------------------                                          -------------------


                                  ATTACHMENT A

                         MANULIFE FINANCIAL CORPORATION

                DIRECTORS AND EXECUTIVE OFFICERS (as of 4/30/04)

The following is a list of the directors and executive officers of Manulife
Financial Corporation, setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise noted, each person is a citizen of Canada and the business address of each person is Manulife Financial Corporation, 200 Bloor
Street East, North Tower 11, Toronto, Ontario, Canada.



Name                               Office                                     Principal Occupation or
                                                                              Employment and Address

David F. D'Alessandro              Director, Chief Operating Officer          Chairman, CEO and President
                                   Executive Committee                        John Hancock Financial Services, Inc.
                                                                              John Hancock Place
                                                                              P.O. Box 111
                                                                              Boston, MA 02117
                                                                              (U.S. citizen)

Dominic D'Alessandro               Director, President and Chief Executive    President and Chief Executive Officer
                                   Officer                                    Manulife Financial Corporation
                                   Executive Committee

Victor S. Apps                     Senior Executive Vice President            Senior Executive Vice President and
                                   Executive Committee                        Chief Investment Officer
                                                                              Manulife Financial Corporation

James M. Benson                    Senior Executive Vice President            Senior Executive Vice President
                                   Executive Committee                        John Hancock Financial Services, Inc.
                                                                              John Hancock Place
                                                                              P.O. Box 111
                                                                              Boston, MA 02117
                                                                              (U.S. citizen)

Kevin Edgar Benson                 Director                                   President & CEO
                                                                              Laidlaw International, Inc.
                                                                              Suite 400, 55 Shuman Blvd.
                                                                              Naperville, IL 60563

Wayne A. Budd                      Senior Executive Vice President            Senior Executive Vice President and
                                   Executive Committee                        General Counsel
                                                                              John Hancock Financial Services, Inc.
                                                                              John Hancock Place
                                                                              P.O. Box 111
                                                                              Boston, MA 02117
                                                                              (U.S. citizen)

John Michael Cassaday              Director                                   President and CEO
                                                                              Corus Entertainment, Inc.
                                                                              Suite 1630, 181 Bay Street
                                                                              Toronto, Ontario
                                                                              M5J 2T3

Lino Joseph Celeste                Director                                   Retired
                                                                              200 Bloor Street East
                                                                              Toronto, Ontario
                                                                              M4W 1E5

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-------------------                                                                -------------------
CUSIP No. 786444109                        13D                                     Page 12 of 19 Pages
-------------------                                                                -------------------

Name                               Office                                     Principal Occupation or
                                                                              Employment and Address

Gail Carol Annabel Cook-Bennett    Director                                   Director
                                                                              Bennecon Ltd.
                                                                              121 Richmond St. West, Suite 202
                                                                              Toronto, Ontario
                                                                              M5H 2K1

John D. DesPrez III                Senior Executive Vice President            Senior Executive Vice President
                                   Executive Committee                        John Hancock Financial Services, Inc.
                                                                              John Hancock Place
                                                                              P.O. Box 111
                                                                              Boston, MA 02117
                                                                              (U.S. citizen)

Richard B. DeWolfe                 Director                                   Managing Partner
                                                                              DeWolfe & Company LLC
                                                                              Real Estate Investments
                                                                              Box 299, Washington St.
                                                                              Milton, MA 02186
                                                                              (U.S. citizen)

Robert Emmet Dineen, Jr.           Director                                   Partner
                                                                              Shearman & Sterling
                                                                              599 Lexington Avenue
                                                                              New York, NY 10022
                                                                              (U.S. citizen)

Pierre Yves Ducros                 Director                                   President
                                                                              P. Ducros & Asso., Inc.
                                                                              1155 Rene Levesque, Suite 1012
                                                                              Montreal, Quebec

H. Bruce Gordon                    Senior Executive Vice President            Senior Executive Vice President
                                   Executive Committee                        John Hancock Financial Services, Inc.
                                                                              Manulife Financial Center
                                                                              500 King Street North
                                                                              Waterloo, Ontario
                                                                              N2J 4C6

Allister Peter Graham              Director                                   Corporate Director
                                                                              82 Pettit Drive
                                                                              Etobicoke, ON
                                                                              M9R 2X2

Donald A. Guloien                  Senior Executive Vice President            Senior Executive Vice President and
                                   Executive Committee                        Chief Investment Officer
                                                                              Manulife Financial Corporation

Thomas Edward Kierans              Director                                   Chairman
                                                                              Canadian Institute of Advanced Research
                                                                              Suite 331
                                                                              100 Richmond Street West
                                                                              Toronto, Ontario
                                                                              M5H 3K6

Lorna Ruth Marsden                 Director                                   President & Vice-Chancellor
                                                                              York University
                                                                              9th Floor, Ross Building South
                                                                              400 Keele Street
                                                                              Toronto, Ontario

John C. Mather                     Senior Executive Vice President            Senior Executive Vice President and
                                   Executive Committee                        Chief Administrative Officer
                                                                              Manulife Financial Corporation

Trevor J. Matthews                 Senior Executive Vice President            Senior Executive Vice President and
                                   Executive Committee                        General Manager - Japan
                                                                              Manulife Financial Corporation



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-------------------                                                                -------------------
CUSIP No. 786444109                        13D                                     Page 13 of 19 Pages
-------------------                                                                -------------------

Name                               Office                                     Principal Occupation or
                                                                              Employment and Address

Thomas E. Moloney                  Senior Executive Vice President            Senior Executive Vice President and
                                   Executive Committee                        Chief Financial Officer
                                                                              John Hancock Financial Services, Inc.
                                                                              John Hancock Place
                                                                              P.O. Box 111
                                                                              Boston, MA 02117
                                                                              (U.S. citizen)

Peter H. Rubenovitch               Senior Executive Vice President and        Senior Executive Vice President and
                                   Chief Financial Officer                    Chief Financial Officer
                                                                              Manulife Financial Corporation

Arthur Robert Sawchuk              Director                                   Corporate Director
                                   Executive Committee                        200 Bloor Street East
                                                                              Toronto, Ontario
                                                                              M4W 1E5

Hugh Walter Sloan, Jr.             Director                                   Deputy Chairman of the Board
                                                                              Woodbridge Sales & Engineering, Inc.
                                                                              2500 Meijer Drive
                                                                              Troy, MI 48084
                                                                              (U.S. citizen)

Gordon George Thiessen             Director                                   Chairman
                                                                              Canadian Public Accountability Board
                                                                              17 Nesbitt Street
                                                                              Ottawa, Ontario
                                                                              K2H 8C4

Michael Holcombe Wilson            Director                                   Chairman
                                                                              UBS Canada
                                                                              161 Bay Street, Suite 4100
                                                                              P. O. Box 617
                                                                              Toronto, Ontario
                                                                              M5J 2S1

-------------------                                          -------------------
CUSIP No. 786444109                     13D                  Page 14 of 19 Pages
-------------------                                          -------------------


                                  ATTACHMENT B

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                DIRECTORS AND EXECUTIVE OFFICERS (as of 4/30/04)

The following is a list of the directors and executive officers of John Hancock
Financial Services, Inc., setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise noted, each person is a citizen of United
States and the business address of each person is John Hancock Financial
Services, Inc., John Hancock Place, P.O. Box 111, Boston, MA 02117.



Name                               Office                                     Principal Occupation or
                                                                              Employment and Address

James M. Benson                    Senior Executive Vice President            Senior Executive Vice President
                                                                              John Hancock Protection
                                                                              200 Clarendon Street
                                                                              Boston, MA 02116

Wayne A. Budd                      Director, Senior Executive Vice            Senior Executive Vice President and
                                   President and General Counsel              General Counsel
                                                                              John Hancock Financial Services, Inc.

John M. Connors, Jr.               Director                                   Chairman and Chief Executive Officer
                                                                              Hill, Holiday, Connors, Cosmopulos, Inc.
                                                                              200 Clarendon Street
                                                                              Boston, MA 02116

David F. D'Alessandro              Director, Chairman, Chief Executive        Chairman, Chief Executive Officer, and
                                   Officer, and President                     President
                                                                              John Hancock Financial Services, Inc.

Robert J. Davis                    Director                                   Venture Partner
                                                                              Highland Capital Partners
                                                                              92 Hayden Avenue
                                                                              Lexington, MA  02421

John D. Desprez III                Senior Executive Vice President            Senior Executive Vice President
                                                                              John Hancock Financial Services, Inc.

Richard B. DeWolfe                 Director                                   Managing Partner,
                                                                              DeWolfe & Company, LLC
                                                                              P.O. Box 299
                                                                              Milton, MA  02186

Robert E. Fast, Esq.               Director                                   Of Counsel
                                                                              Hale and Dorr LLP
                                                                              60 State Street
                                                                              Boston, MA 02109

Thomas P. Glynn                    Director                                   Chief Operating Officer
                                                                              Partners Healthcare System
                                                                              800 Boylston St., Suite 1150
                                                                              Boston, MA  02199

H. Bruce Gordon                    Senior Executive Vice President            Senior Executive Vice President
                                                                              John Hancock Financial Services
                                                                              Manulife Financial Center
                                                                              500 King Street North
                                                                              Waterloo, Ontario
                                                                              N2J 4C6
                                                                              (Canadian citizen)

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-------------------                                                                -------------------
CUSIP No. 786444109                        13D                                     Page 15 of 19 Pages
-------------------                                                                -------------------

Name                               Office                                     Principal Occupation or
                                                                              Employment and Address

Donald A. Guloien                  Senior Executive Vice President and        Senior Executive Vice President and
                                   Chief Investment Officer                   Chief Investment Officer
                                                                              Manulife Financial Corporation
                                                                              200 Bloor Street East
                                                                              Toronto, Ontario
                                                                              M4W 1E5
                                                                              (Canadian citizen)

Michael C. Hawley                  Director                                   Retired Chairman and CEO
                                                                              The Gillette Company
                                                                              200 Clarendon St., 58th Floor
                                                                              Boston, MA  02117

Edward H. Linde                    Director                                   President and CEO
                                                                              Boston Properties, Inc.
                                                                              111 Huntington Avenue, Suite 300
                                                                              Boston, MA  02199-7610

Thomas E. Moloney                  Senior Executive Vice President and        Senior Executive Vice President and
                                   Chief Financial Officer                    Chief Financial Officer
                                                                              John Hancock Financial Services

R. Robert Popeo, Esq.              Director                                   Chairman
                                                                              Mintz, Levin, Cohn, Ferris, Glovsky and
                                                                              Popeo, P.C.
                                                                              One Financial Center, 42nd Floor
                                                                              Boston, MA  02111

Peter H. Rubenovitch               Senior Executive Vice President            Senior Executive Vice President & CFO
                                                                              Manulife Financial Corporation
                                                                              200 Bloor Street East
                                                                              Toronto, Ontario
                                                                              M4W 1E5
                                                                              (Canadian citizen)

Robert J. Tarr, Jr.                Director                                   Professional Director and Private
                                                                              Investor
                                                                              3 Commonwealth Avenue, Unit 2
                                                                              Boston, MA  02116

-------------------                                          -------------------
CUSIP No. 786444109                    13D                   Page 16 of 19 Pages
-------------------                                          -------------------

                                  ATTACHMENT C

                       JOHN HANCOCK LIFE INSURANCE COMPANY

                DIRECTORS AND EXECUTIVE OFFICERS (as of 4/30/04)

The following is a list of the directors and executive officers of John Hancock
Life Insurance Company, setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Unless otherwise noted, each person is a citizen of United States and the business address of each person is John Hancock Life Insurance Company, John
Hancock Place, P.O. Box 111, Boston, MA 02117.



Name                               Office                                     Principal Occupation or
                                                                              Employment and Address

Foster L. Aborn                    Director                                   Retired Vice Chairman of the Board
                                                                              John Hancock Life Insurance Company


James M. Benson                    Senior Executive Vice President            Senior Executive Vice President
                                                                              John Hancock Life Insurance Company

Wayne A. Budd                      Director, Senior Executive Vice            Senior Executive Vice President and
                                   President and General Counsel              General Counsel
                                                                              John Hancock Life Insurance Company

John M. Connors, Jr.               Director                                   Chairman and Chief Executive Officer
                                                                              Hill, Holiday, Connors, Cosmopulos, Inc.
                                                                              200 Clarendon Street
                                                                              Boston, MA 02116

David F. D'Alessandro              Director, Chairman, Chief Executive        Chairman, Chief Executive Officer and
                                   Officer and President                      President
                                                                              John Hancock Life Insurance Company

Robert J. Davis                    Director                                   Venture Partner
                                                                              Highland Capital Partners
                                                                              92 Hayden Avenue
                                                                              Lexington, MA  02421

John D. Desprez III                Senior Executive Vice President            Senior Executive Vice President
                                                                              John Hancock Life Insurance Company

Richard B. DeWolfe                 Director                                   Managing Partner
                                                                              DeWolfe & Company, LLC
                                                                              P.O. Box 299
                                                                              Milton, MA  02186

Robert E. Fast, Esq.               Director                                   Of Counsel
                                                                              Hale and Dorr
                                                                              60 State Street
                                                                              Boston, MA 02109

Thomas P. Glynn                    Director                                   Chief Operating Officer
                                                                              Partners Healthcare System
                                                                              800 Boylston St., Suite 1150
                                                                              Boston, MA  02199



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-------------------                                                                -------------------
CUSIP No. 786444109                        13D                                     Page 17 of 19 Pages
-------------------                                                                -------------------

Name                               Office                                     Principal Occupation or
                                                                              Employment and Address

H. Bruce Gordon                    Senior Executive Vice President            Senior Executive Vice President
                                                                              John Hancock Financial Services
                                                                              Manulife Financial Corporation
                                                                              500 King Street North
                                                                              Waterloo, Ontario
                                                                              N2J 4C6
                                                                              (Canadian citizen)

Donald A. Guloien                  Senior Executive Vice President and        Senior Executive Vice President and
                                   Chief Investment Officer                   Chief Investment Officer
                                                                              Manulife Financial Corporation
                                                                              200 Bloor Street East
                                                                              Toronto, Ontario
                                                                              M4W 1E5
                                                                              (Canadian citizen)

Michael C. Hawley                  Director                                   Retired Chairman and CEO
                                                                              The Gillette Company
                                                                              800 Boylston Street
                                                                              Boston, MA  02199

Edward H. Linde                    Director                                   President and CEO
                                                                              Boston Properties, Inc.
                                                                              800 Boylston Street
                                                                              Boston, MA  02199

Thomas E. Moloney                  Senior Executive Vice President and        Senior Executive Vice President and
                                   Chief Financial Officer                    Chief Financial Officer
                                                                              John Hancock Life Insurance Company

R. Robert Popeo, Esq.              Director                                   Chairman
                                                                              Mintz, Levin, Cohn, Ferris, Glovsky and
                                                                              Popeo, P.C.
                                                                              One Financial Center
                                                                              Boston, MA  02111

Peter H. Rubenovitch               Senior Executive Vice President            Senior Executive Vice President & CFO
                                                                              Manulife Financial
                                                                              200 Bloor Street East
                                                                              Toronto, Ontario
                                                                              M4W 1E5
                                                                              (Canadian citizen)

Robert J. Tarr, Jr.                Director                                   Professional Director and Private
                                                                              Investor
                                                                              3 Commonwealth Avenue, Unit 2
                                                                              Boston, MA  02116

-------------------                                          -------------------
CUSIP No. 786444109                    13D                   Page 18 of 19 Pages
-------------------                                          -------------------

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT
                                    ---------

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of SafeGuard Health Enterprises, Inc. or any subsequent acquisitions or dispositions of equity securities of SafeGuard Health Enterprises, Inc. by any of the undersigned.


Dated:  May 7, 2004






                    Manulife Financial Corporation


                    By: /s/Wayne A. Budd
                        --------------------------------------------
                        Name:   Wayne A. Budd
                        Title:  Senior Executive Vice President


                    John Hancock Financial Services, Inc.


                    By: /s/Wayne A. Budd
                        --------------------------------------------
                        Name:   Wayne A. Budd
                        Title:  Senior Executive Vice President and
                                General Counsel


                    John Hancock Life Insurance Company


                    By: /s/Wayne A. Budd
                        -------------------------------------------
                        Name:   Wayne A. Budd
                        Title:  Senior Executive Vice President and
                                General Counsel